PINE VALLEY PROVIDES UPDATE ON MANAGEMENT CHANGES

VANCOUVER, BRITISH COLUMBIA, September 20, 2007 – Pine Valley Mining Corporation (TSX: PVM; OTC: PVMCF) (the “Company” or “Pine Valley”) announces that, following the previously announced resignations of Robert Bell and Jeffrey Fehn from all positions held with the Company, the Board of Directors has appointed Mark Smith as Chief Executive Officer in addition to his duties as Chief Financial Officer. Mr. Smith and Graham Mackenzie will remain as directors of the Company at the current time.

PINE VALLEY MINING CORPORATION

“Mark Smith”

Mark Smith

Chief Executive Officer

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Contact:

Mark Smith

Chief Executive Officer

(604) 682-4678

Vancouver, British Columbia, Canada

E-mail:  pinevalley@pinevalleycoal.com